Exhibit (e.2)

Amended Exhibit A

to the

Distribution Agreement

Fund Names

Effective Date

Frontegra Netols Small Cap Value Fund	August 1, 2008

Frontegra Phocas Small Cap Value Fund	October 8, 2010

Frontegra Timpani Small Cap Growth Fund	March 23, 2011

Frontegra RobecoSAM Global Equity Fund	June 1, 2011

Frontegra MFG Global Equity Fund	December 28, 2011

Frontegra MFG Core Infrastructure Fund	December 28, 2011